UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

BlueCity Holdings Limited

(Name of Issuer)

Class A ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

09610L 106**

G11957 100**

(CUSIP Number)

BlueCity Media Limited

Block 2 Tower B Room 028, No 22 Pingguo Shequ, Bai Zi Wan Road

Chaoyang District, Beijing

People’s Republic of China

+86 10 5876-9855

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 2, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*            The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**          CUSIP number 09610L 106 has been assigned to the American depositary shares (“ADSs”) of the BlueCity Holdings Limited (the “Issuer”), which are quoted on The Nasdaq Global Market under the symbol “BLCT.” Each two (2) ADSs represent one Class A ordinary share of the issuer. CUSIP number G11957 100 has been assigned to the Issuer’s Class A ordinary shares.

CUSIP No. 09610L 106
1	NAMES OF REPORTING PERSONS BlueCity Media Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,672,717.5 ordinary shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,672,717.5 ordinary shares(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,672,717.5 ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.24%(2)
14.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Represents (i) 5,114,840 Class B ordinary shares, (ii) 500,000 Class A ordinary shares, (iii) 33,734.5 Class A ordinary shares represented by 67,469 ADSs, and (iv) 24,143 Class A ordinary shares issuable upon the exercise of options exercisable within 60 days after the date of this document, held by BlueCity Media Limited.

(2)	Calculation is based on 18,733,450 ordinary shares of the Issuer (being the sum of 13,618,610 Class A ordinary shares and 5,114,840 Class B ordinary shares) to which this report is related, issued and outstanding as of December 31, 2021. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage of ownership of the Reporting Person.

CUSIP No. 09610L 106
1	NAMES OF REPORTING PERSONS Shimmery Sapphire Holding Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,672,717.5 ordinary shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,672,717.5 ordinary shares(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,672,717.5 ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.24%(2)
14.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Represents (i) 5,114,840 Class B ordinary shares, (ii) 500,000 Class A ordinary shares, (iii) 33,734.5 Class A ordinary shares represented by 67,469 ADSs, and (iv) 24,143 Class A ordinary shares issuable upon the exercise of options exercisable within 60 days after the date of this document, held by BlueCity Media Limited.

(2)	Calculation is based on 18,733,450 ordinary shares of the Issuer (being the sum of 13,618,610 Class A ordinary shares and 5,114,840 Class B ordinary shares) to which this report is related, issued and outstanding as of December 31, 2021. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage of ownership of the Reporting Person.

CUSIP No. 09610L 106
1	NAMES OF REPORTING PERSONS Cantrust (Far East) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,672,717.5 ordinary shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,672,717.5 ordinary shares(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,672,717.5 ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.24%(2)
14.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Represents (i) 5,114,840 Class B ordinary shares, (ii) 500,000 Class A ordinary shares, (iii) 33,734.5 Class A ordinary shares represented by 67,469 ADSs, and (iv) 24,143 Class A ordinary shares issuable upon the exercise of options exercisable within 60 days after the date of this document, held by BlueCity Media Limited.

(2)	Calculation is based on 18,733,450 ordinary shares of the Issuer (being the sum of 13,618,610 Class A ordinary shares and 5,114,840 Class B ordinary shares) to which this report is related, issued and outstanding as of December 31, 2021. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage of ownership of the Reporting Person.

CUSIP No. 09610L 106
1	NAMES OF REPORTING PERSONS Baoli Ma
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION the People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,897,030 ordinary shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,897,030 ordinary shares(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,897,030 ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.07%(2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Represents (i) 5,114,840 Class B ordinary shares held by BlueCity Media Limited, (ii) 500,000 Class A ordinary shares held by BlueCity Media Limited, (iii) 33,734.5 Class A ordinary shares represented by 67,469 ADSs held by BlueCity Media Limited, and (iv) 248,455.5 ordinary shares issuable upon the exercise of options that are exercisable by Baoli Ma within 60 days after the date of this document.

(2)	Calculation is based on 18,733,450 ordinary shares of the Issuer (being the sum of 13,618,610 Class A ordinary shares and 5,114,840 Class B ordinary shares) to which this report is related, issued and outstanding as of December 31, 2021. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage of ownership of the Reporting Person.

This Schedule constitutes Amendment No. 2 (this “Amendment No. 2”) to the Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on July 16, 2020 and Amendment No. 1 to the Schedule 13D on behalf of the Reporting Persons, filed as of April 8, 2021 (collectively and together with this Amendment No. 2, the “Schedule 13D”), relating to Class A ordinary shares, par value US$0.0001 per share, including Class A ordinary shares represented by ADSs, of BlueCity Holdings Limited, an exempted company incorporated with limited liability and existing under the laws of the Cayman Islands.

Except as otherwise set forth herein, this Amendment No. 2 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D. Capitalized terms used in this Amendment No. 2 and not otherwise defined herein shall have the same meanings ascribed to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by the following:

The Reporting Persons anticipate that, at the price per ordinary share set forth in the Proposal (as described in Item 4 below), an aggregate amount of approximately US$47.5 million will be expended in acquiring approximately 12.8 million ordinary shares not currently owned by the Reporting Persons (the “Publicly Held Shares”).

It is anticipated that the funding for the acquisition of the Publicly Held Shares will be provided primarily by equity capital sourced from the Buyer Group in the form of rollover capital and cash contributions.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

The Proposed Transaction

On January 2, 2022, Mr. Baoli Ma and Spriver Tech Limited (collectively, the “Buyer Group”) entered into a consortium agreement (the “Consortium Agreement”), pursuant to which both parties intend to cooperate in good faith to acquire all of the outstanding ordinary shares of the Issuer other than those ordinary shares beneficially owned by the Buyer Group, through a going-private transaction.

On the same date, the Buyer Group jointly submitted a non-binding proposal (the “Proposal”) to the Issuer’s board of directors related to the proposed acquisition of all of the ordinary shares not beneficially owned by the Buyer Group for cash consideration equal to US$3.70 per ordinary share or US$1.85 per ADS in cash (the “Proposed Transaction”).

The Proposed Transaction is subject to a number of conditions, including, among other things, the negotiation and execution of definitive agreements mutually acceptable in form and substance to the Issuer and the Buyer Group. Neither the Issuer nor the Buyer Group is obligated to complete the Proposed Transaction, and a binding commitment with respect to the Proposed Transaction will result only from the execution of definitive documents, and then will be on the terms provided in such documentation.

If the Proposed Transaction is completed, the Issuer’s ordinary shares would become eligible for termination of registration pursuant to Section 12(g)(4) of the Act and would be delisted from the Nasdaq.

References to the Consortium Agreement and Proposal in this Schedule 13D are qualified in their entirety by reference to the Consortium Agreement and the Proposal, a copy of each is attached hereto as Exhibit C and Exhibit D, respectively, and incorporated herein by reference in its entirety.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the applicable agreements, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In connection with the Proposed Transaction, the Reporting Persons may engage in discussions with management, the board of directors and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, including the Proposed Transaction, changes to the capitalization or dividend policy of the Issuer or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors of the Issuer. There can be no assurance, however, that any proposed transaction would receive the requisite approvals from the respective governing bodies and shareholders, as applicable, or that any such transaction would be successfully implemented.

Item 5.	Interest in Securities of The Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a)–(b) The information contained on the cover pages to this Amendment No. 2 is incorporated herein by reference. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is based on a total of 18,733,450 ordinary shares of the Issuer (being the sum of 13,618,610 Class A ordinary shares and 5,114,840 Class B ordinary shares) to which this report is related, issued and outstanding as of December 31, 2021. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage of ownership of the Reporting Persons. In computing the percentage ownership of the Reporting Persons, we have included, if applicable, shares that the Reporting Persons have the right to acquire within 60 days, including through the exercise of options and vesting of restricted share units, after the date of this filing.

Except as disclosed in this Schedule 13D, none of the Reporting Persons beneficially owns any Class A ordinary shares or has the right to acquire any Class A ordinary shares.

Except as disclosed in this Schedule 13D, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Class A ordinary shares which it may be deemed to beneficially own.

(c) Except as disclosed in this Schedule 13D, there have been no transactions in the securities of the Issuer effected by the Reporting Persons within the last 60 days.

(d) Except as disclosed in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A ordinary shares beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by the following:

The descriptions of the principal terms of the Consortium Agreement and Proposal under Item 4 are incorporated herein by reference in their entirety.

Except as set forth herein, to the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description
C	Consortium Agreement dated January 2, 2022 by and among Mr. Baoli Ma and Spriver Tech Limited.

D	Proposal Letter dated January 2, 2022 from Mr. Baoli Ma and Spriver Tech Limited to the board of directors of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2022

BLUECITY MEDIA LIMITED

/s/ Baoli Ma
Name: Baoli Ma
Title: Director

[Signature Page to Schedule 13D]

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2022

SHIMMERY SAPPHIRE HOLDING LIMITED

/s/ LAU Lai Sze
/s/ Mock Yuk Sim
Name: LAU Lai Sze and MOCK Yuk Sim

Title: Director/ Authorised Signatory (For and on behalf of Rustem Limited as Director of Shimmery Sapphire Holding Limited)

[Signature Page to Schedule 13D]

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2022

CANTRUST (FAR EAST) LIMITED

/s/ LAU Lai Sze
/s/ Mock Yuk Sim
Name: LAU Lai Sze and MOCK Yuk Sim

Title: Director/ Authorised Signatory (For and on behalf of Cantrust (Far East) Limited as Trustee of Shimmery Diamond Trust)

[Signature Page to Schedule 13D]

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2022

Mr. Baoli Ma

/s/ Baoli Ma
Name: Baoli Ma

[Signature Page to Schedule 13D]